Filed by Abitibi-Consolidated Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: AbitibiBowater Inc.

Commission File No.: 333-141428

Forward-Looking Statements

Any statements made regarding the proposed combination between Abitibi-Consolidated Inc. and Bowater Incorporated, the expected timetable for completing the combination, benefits or synergies of the combination, and other statements contained in the following documents that are not historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “projects,” “intends,” “believes,” “anticipates” and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater (separately and together the “Companies”). Such statements include, but are not limited to, statements about future financial and operating results, Abitibi-Consolidated’s and Bowater’s plans, objectives, expectations and intentions, the markets for Abitibi-Consolidated’s and Bowater’s products, the future development of Abitibi-Consolidated’s and Bowater’s business, and the contingencies and uncertainties to which Abitibi-Consolidated and Bowater may be subject and other statements that are not historical facts. The following documents also include information that has not been reviewed by the Companies’ independent auditors. There is no assurance the combination contemplated in the following documents will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in the following documents are expressly qualified by information contained in each company’s filings with regulatory authorities.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the combination making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated’s and Bowater’s results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities regulatory authorities and available at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

In connection with the proposed combination, AbitibiBowater has filed with the Securities and Exchange Commission (SEC) a preliminary registration statement on Form S-4, which includes a preliminary proxy statement/prospectus of Bowater and a management information circular of Abitibi-Consolidated. Shareholders are urged to read the preliminary joint proxy statement/prospectus/management information circular regarding the proposed combination, and the definitive proxy statement/prospectus/management information circular when it becomes available, because it contains or will contain important information. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Copies of the definitive joint proxy statement/prospectus/management information circular and the filings with the SEC and the Canadian securities regulatory authorities that will be incorporated by reference in the definitive joint proxy statement/prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montréal, Québec, Canada H3B 5H2, Attention: Investor Relations Department, (514) 875-2160, or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations Department, (864) 282-9473.

Participants in the Solicitation

Abitibi-Consolidated, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi-Consolidated’s directors and executive officers is available in the 2006 Annual Report on Form 40-F filed with the SEC by Abitibi-Consolidated on March 15, 2007, and the management information circular with respect to Abitibi-Consolidated’s 2006 Annual Meeting of Shareholders filed by Abitibi-Consolidated on SEDAR on March 31, 2006. Information regarding Bowater’s directors and executive officers is available in the Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC by Bowater on March 1, 2007 and in the preliminary proxy statement with respect to Bowater’s 2007 Annual Meeting of Stockholders which is included in the preliminary registration statement on Form S-4 filed by AbitibiBowater on March 20, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus/management information circular filed with the SEC and will be contained in the definitive joint proxy statement/prospectus/management information circular and other relevant materials to be filed with the SEC and the Canadian securities regulatory authorities when they become available.

Abitibi-Consolidated/Bowater Integration Update

Over the past several weeks, we have made an important measure of progress in planning the integration of our two companies.

CEO HEAD OFFICE MEETINGS

John Weaver and Dave Paterson jointly conducted town hall meetings with head office employees in both Montréal (March 20) and Greenville (March 12). They introduced themselves and responded to employee questions. In particular, they outlined the early stages of the integration process and reiterated why this is the right move to improve the global competitiveness of our combined Company.

U.S. REGULATORY FILING

Effective March 20, Abitibi-Consolidated and Bowater jointly filed a preliminary S-4 with the United States Securities Exchange Commission (SEC). Submission of this document marks a milestone in the merger process and includes important information about the transaction and the combined company.

INTEGRATION TEAMS

An integration management office (IMO) has now been formally established. Two key representatives of each company will work in close collaboration with John and Dave in leading the overall integration effort. For Abitibi-Consolidated: Jon Melkerson, Vice-President, International Newsprint Sales, and Viateur Camiré, Vice-President, Human Resources. For Bowater: Eric Streed, Executive Vice-President, Operations and Process Improvement, and Jim Wright, Executive Vice-President, Human Resources.

Over the coming weeks, we will be appointing leadership for a handful of integration teams. The appointed individuals will be evaluating various departmental functions and will be charged with identifying and driving synergies.

Please post until April 11, 2007